Exhibit 99.1

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

PROMISSORY NOTE

July 26, 2023

FOR VALUE RECEIVED, and subject to the terms and conditions set forth herein, Genius Group Limited, a Singapore public limited company (the “Borrower”) hereby unconditionally promises to pay to Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B (the “Noteholder”) the principal amount of $3,200,000 (the “Loan”), together with all accrued interest thereon and other amounts due and payable as provided in this Promissory Note (the “Note”).

1. Definitions. Capitalized terms used herein shall have the meanings set forth in this Section 1.

“Bankruptcy Event of Default” has the meaning set forth in the Existing Note.

“Blocked Account” has the meaning set forth in the Existing Note.

“Blocked Proceeds” has the meaning set forth in Section 5.

“Business Day” has the meaning set forth in the Existing Note.

“Change of Control” has the meaning set forth in the Existing Note.

“Default” means any of the events specified in Section 8 which constitutes an Event of Default or which, upon the giving of notice, the lapse of time, or both pursuant to Section 8 would, unless cured or waived, become an Event of Default.

“Default Rate” means, at any time, a per annum rate equal to eighteen percent (18%).

“Event of Default” has the meaning set forth in Section 8.

“Existing Note” means the senior secured convertible note due February 26, 2025, in the aggregate original principal amount of $18,130,000 issued by the Borrower to the Noteholder pursuant to the Purchase Agreement each as amended through and including the date hereof.

“Fourth Amendment Agreement” means the Fourth Amendment Agreement, dated July, 26, 2023, by and among the Noteholder, the Borrower, the parties signatory thereto as guarantors, and Roger Hamilton.

“Letter Agreement” means the Letter Agreement, dated March 28, 2023, by and between the Borrower and the Noteholder.

“Loan” has the meaning set forth in the introductory paragraph.

“Purchase Agreement” means the Securities Purchase Agreement, dated August 24, 2022, as amended on each of January 27, 2023, March 28, 2023, April 28, 2023, and July 26, 2023, by and between the Borrower and the Noteholder.

“Maturity Date” means the first to occur of (i) the consummation of a Subsequent Financing, (ii) execution of definitive documentation with respect to a Subsequent Financing, (iii) November 24, 2023, and (iv) the occurrence of a Change of Control.

“Note” has the meaning set forth in the introductory paragraph.

“Noteholder” has the meaning set forth in the introductory paragraph.

“Parties” has the meaning set forth in the introductory paragraph.

“Person” means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, governmental authority or other entity.

“Subsequent Financing” has the meaning set forth in the Purchase Agreement.

“Transaction Document” has the meaning set forth in the Purchase Agreement.

2. Original Issue Discount. The Borrower acknowledges that the Loan will be funded with a non-refundable discount of $200,000. Such original issue discount is a payment for the use or forbearance of money loaned pursuant to this Note and is not a payment for services. In addition, such original issue discount is fully earned by Noteholder on the date hereof.

3. Interest.

3.1 Interest Generally. The Loan shall not bear interest; provided, however, upon the occurrence and during the continuance of an Event of Default, the outstanding principal balance of the Loan shall, automatically, bear interest at the Default Rate. All accrued and unpaid interest shall be due and payable in cash upon the demand of the Borrower.

3.2 Computations. All computations of interest shall be made on the basis of a year of 365/366 days, as the case may be, and the actual number of days elapsed.

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3.3 Interest Rate Limitation. If at any time and for any reason whatsoever, the interest rate payable on the Loan shall exceed the maximum rate of interest permitted to be charged by the Noteholder to the Borrower under applicable law, that portion of each sum paid attributable to that portion of such interest rate that exceeds the maximum rate of interest permitted by applicable Law shall be deemed a prepayment of principal.

4. Payment.

4.1 Final Payment Date. The aggregate unpaid principal amount of the Loan, all accrued and unpaid interest thereon (if any) and all other amounts payable under this Note shall be due and payable in full on the Maturity Date. No amounts repaid by Borrower may be reborrowed.

4.2 No Prepayment at the Option of the Borrower. The Borrower may not prepay all or any part of this Note without the prior written consent of the Noteholder.

4.3 Prepayment at the Option of Noteholder. The Noteholder may, at any time, and from time to time, at its sole option, require the Borrower to prepay the outstanding obligations under this Note in an amount up to the amount of Blocked Proceeds then on deposit in the Blocked Account. The Noteholder is permitted to instruct the depository bank where the Blocked Account is maintained, without notice to the Borrower, to remit all or any part of the Blocked Proceeds directly to the Noteholder to satisfy any prepayment required by this Section 4.3.

5. Funding of Loan Proceeds. The Borrower shall keep $2,000,000 of the Loan proceeds on deposit in the Blocked Account (“Blocked Proceeds”) and the other $1,000,000 of Loan proceeds (less any deduction for expenses permitted by the Fourth Amendment Agreement) shall be delivered to an the account identified by the Company in writing. Noteholder may, in its sole and absolute discretion, permit the Borrower to withdraw the Blocked Proceeds from the Blocked Account in two equal monthly installments of $1,000,000 on each of August 24, 2023, and September 24, 2023, or at such other times and in such other installment amounts as the Noteholder may determine in its sole discretion.

6. Payment Mechanics.

6.1 Manner of Payments. All payments of interest, principal and other amounts due and payable hereunder shall be made in lawful money of the United States of America no later than 4:00 PM (local time in New York City, New York) on the date on which such payment is due by wire transfer of immediately available funds an account of the Noteholder specified by the Noteholder in writing to the Borrower.

6.2 Application of Payments. All payments made hereunder shall be applied first to the payment of any fees or charges outstanding hereunder, second to accrued and unpaid interest (if any), third to the payment of the principal amount outstanding under the Note, and fourth, to other any other amounts due and payable hereunder, or in such other order as the Noteholder determines in its sole discretion.

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6.3 Business Day Convention. Whenever any payment to be made hereunder shall be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day.

6.4 Rescission of Payments. If at any time any payment made by the Borrower under this Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of the Borrower or otherwise, the Borrower’s obligation to make such payment shall be reinstated as though such payment had not been made.

7. Representations and Warranties; Covenants.

7.1 Representations and Warranties. Each of the Borrower’s representations and warranties set forth in the Purchase Agreement are incorporate herein by reference and made a part hereof and are deemed to be repeated by the Borrower hereunder as of the date hereof.

7.2 Covenants. Not later than 20 days after the date of this Note, the Borrower shall have filed a preliminary prospectus with the U.S. Securities and Exchange Commission for a public offering or registered direct offering of its Ordinary Shares.

7.3 Subsequent Financings. In connection with any Subsequent Financing, the Borrower shall, or shall cause the underwriter, placement agent or investors for such Subsequent Financing, to include the repayment of this Note in the funds flow for the closing of such Subsequent Financing such repayment to come directly by wire transfer of immediately available funds from the underwriter, placement or investors in such Subsequent Financing. To the extent that the Noteholder elects (in its sole discretion) to participate in any Subsequent Financing, the Noteholder may, at its sole option, exchange all or a part of this Note for the securities issued in such Subsequent Financing, on a dollar-for-dollar basis, in lieu of paying the cash purchase price for the securities purchased by the Noteholder.

7.4 Rule 144 Treatment. The Borrower agrees that for purposes of the Securities Act and Rule 144 promulgated thereunder, this Note is a security. In the event that, subsequent to the original issuance date of this Note, which is July 26, 2023 (the “Original Issuance Date”), this Note is exchanged for (including pursuant to the final sentence of Section 7.3), or becomes exchangeable for or convertible into, other securities of the Borrower (“Exchange Securities”), then, for purposes of Rule 144, the Noteholder’s holding period for the Exchange Securities shall tack back to the Original Issuance Date. The Borrower will not take any position to the contrary and will cause its outside legal counsel to issue any legal opinions reasonably required by the Noteholder to give effect to the foregoing.

8. Events of Default. The occurrence and continuance of any of the following shall constitute an “Event of Default” hereunder:

8.1 Failure to Pay. The Borrower fails to pay any principal, interest or other amount when due hereunder.

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8.2 Breach of Representations and Warranties. Any representation or warranty made or deemed made by the Borrower in this Note shall be false, misleading, or erroneous in any material respect when made or deemed to have been made.

8.3 Cross-Defaults. An “Event of Default” occurs under the Existing Note.

8.4 Bankruptcy. There is a Bankruptcy Event of Default.

8.5 Breach of Covenant. The Borrower fails (i) to comply with its obligations under Section 7.2 and 7.3 and (ii) to perform or observe any other term, provision, covenant or agreement of Borrower set forth in this Note and such failure is not cured within 5 days after the Borrower’s receipt of written notice of such failure from the Noteholder.

9. Remedies. Upon the occurrence of any Event of Default and at any time thereafter, the Noteholder may at its option (a) declare the entire principal amount of this Note and all accrued and unpaid interest and all other amounts payable hereunder, immediately due and payable; and/or (b) exercise any or all of its rights, powers or remedies under the this Note and/or applicable law, including, without limitation, by withdrawing any Blocked Proceeds from the Blocked Account and applying such Blocked Proceeds to amounts due under this Note; provided, however that, if an Event of Default described in Section 8.4 shall occur, the entire principal amount of this Note together with, all accrued and unpaid interest and all other amounts payable hereunder shall become immediately due and payable without any notice, declaration or other act on the part of the Noteholder.

10. Miscellaneous.

10.1 Notices. notices, requests or other communications required or permitted to be delivered hereunder by either Party under this Note shall be delivered in the manner set forth in the Purchase Agreement.

10.2 Expenses. The Borrower hereby agrees to pay on demand: (a) all costs and expenses of the Noteholder in connection with the preparation, negotiation, execution, and delivery of this Note and any and all amendments, modifications, renewals, extensions, and supplements thereof and thereto, including, without limitation, the reasonable fees and expenses of legal counsel for the Noteholder, (b) all costs and expenses of the Noteholder in connection with any Event of Default and the enforcement of this Note, including, without limitation, the fees and expenses of legal counsel for the Noteholder, (c) all transfer, stamp, documentary, or other similar taxes, assessments, or charges levied by any governmental authority in respect of this Note, and (d) all other costs and expenses incurred by Noteholder in connection with this Note, including, without limitation, all costs and expenses incurred by Noteholder in any litigation, dispute, suit, proceeding or action related to this Note, the enforcement of Noteholder’s rights and remedies hereunder, and the protection of its interests in bankruptcy, insolvency or other legal proceedings.

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10.3 Governing Law. Section 29 of the Existing Note is incorporated herein by reference and made a part hereof mutatis mutandis.

10.4 Transaction Document. This Note is a Transaction Document.

10.5 Counterparts; Integration; Effectiveness. This Note and any amendments, waivers, consents or supplements hereto and thereto may be executed in counterparts, each of which shall constitute an original, but all taken together shall constitute a single contract. This Note (together with the other Transaction Documents) constitutes the entire contract between the Parties with respect to the subject matter hereof and supersede all previous agreements and understandings, oral or written, with respect thereto. Delivery of an executed counterpart of a signature page to this Note in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Note.

10.6 Successors and Assigns. This Note may be assigned or transferred by the Noteholder to any Person. The Borrower may not assign, transfer or delegate this Note or any of its rights or obligations hereunder without the prior written consent of the Noteholder. This Note shall inure to the benefit of, and be binding upon, the Parties and their permitted assigns.

10.7 Waiver of Notice. The Borrower hereby waives demand for payment, presentment for payment, protest, notice of payment, notice of dishonor, notice of nonpayment, notice of acceleration of maturity and diligence in taking any action to collect sums owing hereunder.

10.8 Interpretation. For purposes of this Note (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “ without being limited to”; (b) the word “or” is not exclusive; (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Note as a whole; (d) words of masculine, feminine, or neuter gender shall mean and include the correlative words of the other genders, and words importing the singular number shall mean and include the plural number, and vice versa; (e) no inference in favor of or against any party shall be drawn from the fact that such party has drafted any portion of this Note; (f) all obligations of the Borrower under this Note shall be performed and satisfied by or on behalf of the Borrower at the Borrower’s sole expense; (g) the term “provisions,” when used with respect hereto or to any other document or instrument, shall be construed as if preceded by the phrase “terms, covenants, agreements, requirements, and/or conditions”; and (h) the terms “any” and “all” shall mean “any or all”. The definitions given for any defined terms in this Note shall apply equally to both the singular and plural forms of the terms defined.

10.9 Absolute Obligation. No provision of this Note shall alter or impair the obligation of the Borrower, which is absolute and unconditional, to pay the principal of, liquidated damages and accrued interest, as applicable, on this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct debt obligation of the Borrower.

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10.10 Amendments and Waivers. No term of this Note may be waived, modified or amended except by an instrument in writing signed by the Parties hereto. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

10.11 Headings. The headings of the various Sections and subsections herein are for reference only and shall not define, modify, expand or limit any of the terms or provisions hereof.

10.12 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising on the part of the Noteholder, of any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.13 Electronic Execution. The words “execution,” “signed,” “signature,” and words of similar import in the Note shall be deemed to include electronic or digital signatures or the keeping of records in electronic form, each of which shall be of the same effect, validity and enforceability as manually executed signatures or a paper-based recordkeeping system, as the case may be, to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 USC § 7001 et seq.), the Electronic Signatures and Records Act of 1999 (N.Y. State Tech. Law §§ 301-309), or any other similar state laws based on the Uniform Electronic Transactions Act.

10.14 Indemnity. The Borrower shall indemnify and hold harmless the Noteholder, its affiliates, and its and their respective partners, directors, officers, employees, agents and advisors (collectively the “Indemnitees”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the reasonable fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower arising out of, in connection with, or as a result of (i) the execution or delivery of this Note, the performance by the Parties hereto of their respective obligations hereunder, or the consummation of the transactions contemplated hereby, (ii) the use or proposed use of the proceeds of the borrowing hereunder, or (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, and regardless of whether any Indemnitee is a party thereto. To the fullest extent permitted by applicable law, the Borrower shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages arising out of, in connection with, or as a result of, this Note, the transactions contemplated hereby, or any use of the proceeds of the borrowing hereunder. All amounts due under this subsection shall be payable by the Borrower within ten (10) Business Days after demand therefor. No Indemnitee shall be liable for any damages arising from the use of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Note or the transactions contemplated hereby or thereby by unintended recipients. The indemnity obligation set forth in this section shall survive the repayment, satisfaction or discharge of all the other obligations and liabilities of the Parties under this Note.

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10.15 Severability. If any term or provision of this Note is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Note or invalidate or render unenforceable such term or provision in any other jurisdiction.

10.16 Tax Gross-Up. Each payment to be made by Borrower hereunder shall be payable without set-off or counterclaim, and free and clear of and without deduction or withholding for or on account of any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any governmental authority excluding net income taxes or branch profit taxes or franchise taxes imposed in lieu of net income taxes imposed on the any Noteholder as a result of a present or former connection between such party and the jurisdiction of the governmental authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any connection arising solely from the Noteholder having executed, delivered or performed its obligations or received a payment under, or enforced this Note). Without limiting the generality of the foregoing, if any taxes or amounts in respect thereof must be deducted or withheld from any amounts payable or paid by Borrower hereunder, Borrower shall pay such additional amounts as may be necessary to ensure that the Noteholder receives a net amount equal to the full amount which it would have received had payment not been made subject to such taxes. Within 15 days of each payment by Borrower hereunder of taxes or in respect of taxes, Borrower shall deliver to the Noteholder satisfactory evidence (including originals, or certified copies, of all relevant receipts) that such taxes have been duly remitted to the appropriate authority or authorities. Borrower agrees to indemnify the Noteholder for the full amount of taxes paid by such party in respect of this section and any liabilities (including penalties, interest and expenses arising from the failure of Borrower to pay such taxes when due) arising therefrom or therewith, in each case upon Borrower receiving reasonable evidence concerning the amount of such tax and liability owing. This indemnification shall be paid within 15 days after the Noteholder has the made the demand therefor.

10.17 Post Judgment Interest. If the Noteholder obtains a money judgment against the Borrower on this Note, the Borrower agrees that, to the extent permitted by applicable law, the judgment shall bear interest at the Default Rate until the judgment, including, without limitation, the principal of this Note, is paid in full and satisfied. The Borrower acknowledges that this judgment interest rate may be higher than the statutory judgment rate contained in NYS CPLR Section 5004.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed this Note as of the date set forth above.

Borrower:

Genius Group Limited

By
Name:
Title:

Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B

By
Name:
Title:

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